

June 17, 2019

Rina Paniry
Chief Financial Officer
STARWOOD PROPERTY TRUST, INC.
591 West Putnam Avenue
Greenwich, CT 06830

Re: STARWOOD PROPERTY TRUST, INC.
Form 10-K for the year ended December 31, 2018
File No. 001-34436

Dear Ms. Paniry:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities